SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 16, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        This Report contains a copy of the following:

(1)	The Press Release issued on January 16, 2003.

PRESS RELEASE

Amsterdam, 16 January 2003

ING Group to take new steps in modernising its corporate governance

ING intends to implement a number of changes in its corporate governance. These steps following the announcement made in December 2002 of the plans to change the Dutch large company regime. The new proposals aim at a balanced corporate-governance structure with more influence for the shareholders and holders of depositary receipts. All voting-right restrictions for shareholders and holders of depositary receipts will be lifted and the role of the Trust Offices (Stichting Administratiekantoor and Stichting Cumulatief Preferente Aandelen) involved in ING’s corporate governance will change considerably.

At the earlier announcement on 18 December 2002, ING made public that it had reached an agreement with the Central Workers Council about transferring the voluntarily applied Dutch large company regime at Group level to the management level of ING Netherlands. Therefore, the Management Center ING Netherlands and not the Executive Board will be the first contact for the Central Workers Council. A separate Supervisory Board will be established for ING Netherlands. At Group level this change implies that the members of the Executive Board and the Supervisory Board will be directly appointed by the General Meeting of Shareholders (GSM) following a nomination by the Supervisory Board. Furthermore, the GSM will get the right to determine the annual accounts of ING Group. So far, the GSM is only entitled to approving or rejecting the annual accounts.

The proposed new steps mainly concern the influence and say in the decision-making of shareholders and depositary-receipt holders. Holders of depositary receipts will be able to cast a vote at the GSM, or give a proxy, under all circumstances – even in the case of a hostile takeover – and without restrictions. Until now, there was a 1% general restriction and the Trust Office (Stichting Administratiekantoor), for example, did not have to give a proxy to depositary-receipt holders in the case of a hostile takeover. Secondly, depositary-receipt holders will be able to exchange their certificates for ordinary shares without any restrictions, which is now limited to 5% of the issued share capital. Thirdly, ING will introduce proxy voting and will create the opportunity for depositary-receipt holders to transfer the proxy granted to him/her to a third person, who may also collect a number of proxies (‘proxy solicitation’).

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“We aim for a modern corporate-governance structure, a sophisticated management system that enhances transparency, does justice to the interests of all stakeholders and at the same time guards the long-term interests of the Group. With the new measures we respond to shareholders’ demands to have a greater say,” said Ewald Kist, chairman of the Executive Board of ING Group.

In order to implement the extension of shareholder influence into ING’s corporate-governance structure, the name, objectives and the boards of the Trust Offices involved will be changed. As manager of the shares, the Trust Office will give priority to the interests of the shareholders and depositary-receipt holders, taking into account the interests of ING Group as a whole. Given the new role of the Trust Office, it will be renamed Trust Office ING Shares. The Trust Office’s responsibilities will also include to promote the communication with shareholders and depositary-receipt holders actively and to acquire proxy votes actively. At GSMs, the Trust Office will vote for those who have given it a proxy and for all absent holders of depositary receipts. In future, the Trust Office is obliged to explain its voting behaviour at the GSM. Depositary-receipt holders do no longer have to attend the GSM in order to cast their votes. To emphasise the independence of the Trust Office, members of ING’s Executive Board and Supervisory Board will no longer have a seat on the Board.

The other Trust Office, Stichting Cumulatief Preferente Aandelen ING (Cumulative Preference Shares ING) will be renamed Trust Office ING Continuity. This Trust Office has the right to issue so many cumulative preference shares in case of an ominous hostile takeover that it will hold one-third of the issued share capital. This right can be exercised in case the Trust Office is of the opinion that a certain situation could be harmful to ING’s continuity. All members of ING’s Executive Board and Supervisory Board will resign – thus also further emphasising the independence of this Trust Office.

In February 2003, the Supervisory Board and the Executive Board will decide how these proposals will be submitted to the General Meeting of Shareholders and at what term.

Press officer:  Ward Snijders, telephone +31 20 541 6522

Note for the editorial team: For more information and interviews about the changes in the corporate-governance structure, please refer to the ING Shareholders’ Bulletin, which is available on www.ing.com, under ‘Investor Relations’.

SIGNATURE

                           Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  January 16, 2003